

August 26, 2015

Via E-mail
Laureen E. Seeger, Esq.
Executive Vice President and General Counsel
American Express Company
200 Vesey Street
New York, New York 10285

Re: **American Express Credit Account Master Trust**
American Express Receivables Financing Corporation III LLC
American Express Receivables Financing Corporation IV LLC
Registration Statement on Form SF-3
Filed July 30, 2015
File Nos. 333-205964, 333-205964-01 and 333-205964-02

Dear Ms. Seeger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please confirm that the depositors or any issuing entity previously established, directly or indirectly, by the depositors or any affiliate of the depositors has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositors that has offered a class of asset-backed securities involving the same asset class as this offering.

2.   Please file your required exhibits with your next amendment, including the form of transaction agreements. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Cover Page of Registration Statement

3.   We note that you intend to include unsold securities from a prior registration statement on your Form SF-3 pursuant to Rule 415(a)(6) of the Securities Act of 1933. In the pre-effective amendment in which you carry forward the unsold securities, please include as part of your footnotes to the "Calculation of Registration Fee" the following information: the SEC file number of the prior registration statement; the amount of the unsold securities being included on this registration statement; and the amount of filing fees previously paid in connection with the unsold securities. See Rule 415(a)(6) of the Securities Act of 1933 and Division of Corporation Finance Securities Act Rules Compliance & Disclosure Interpretations (C&DI) 212.24 and 212.25.

Summary of Series Terms

Servicing Fee, page 13

4.   Please add summary disclosure about the payment of the asset representations reviewer fee.

Risk Factors

Financial regulatory reforms could adversely impact the trust…, page 21

5.   We note your statement that "[t]he banks have not yet determined whether their existing forms of risk retention will satisfy the final regulatory requirements or whether structural changes will be necessary." Please bracket this language and confirm that you will only include it in takedowns that occur prior to the effective date of the credit risk retention rules.

Issuances of additional series or additional certificates in outstanding series…, page 29

6.   We note your disclosure here and elsewhere in the prospectus that the trust may "reopen" or later issue additional certificates in an outstanding series. Please revise to clarify what you mean by "reopen" an outstanding series.

The Issuing Entity, page 31

7.   We note that the trust assets may include "participation interests in receivables." Such participations may be securities and their inclusion in the asset pool would trigger the resecuritization requirements discussed in Section III.A.6 of Release No. 33-8518 (Dec.

22, 2004) (the "2004 Regulation AB Adopting Release") and Securities Act Rule 190. Please revise to disclose how you intend to meet your registration, disclosure, and prospectus delivery obligations for those participations that may be added to the asset pool after the effectiveness of the registration statement.

The Trust Portfolio

Pool Asset Review, page 32

8.   We note your statement on page 33 that a third party assisted in elements of the review. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider for any offering that you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936) (Aug. 27, 2014).

The Accounts, page 35

9.   We note that the accounts designated for the Trust Portfolio may include credit card receivables that are delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of certificates under this form of prospectus. See General Instruction I.B.1(e) of Form SF-3.

Transaction Parties

[Credit Risk Retention], page 38

10.   Please revise your disclosure to identify which specific ABS interest will satisfy the requirements for a seller's interest and include a description of the material terms of that seller's interest. Refer to Rule 5(k)(1)(i) of Regulation RR (17 CFR Part 246).

11.   Please revise your disclosure to include an indication that the sponsors will provide the required monthly disclosure of the seller's interest measured in accordance with the risk retention requirements, including where such disclosure will be found (e.g., Form 8-K or Form 10-D). Refer to Rule 5(c)(4)(i) of Regulation RR.

12.   Please revise your disclosure to indicate that the holder of any seller's interest retained in accordance with the risk retention rules will not hedge against such interest. Refer to Item 1104(g) of Regulation AB and the related instruction, and Rule 12 of Regulation RR.

Series Provisions

[Additional Credit Enhancement], page 51

13.   We note your disclosure that some series may have the benefit of additional credit enhancement. Please revise to describe the material terms of the structural features and credit enhancement or other features reasonably contemplated at the time of effectiveness, except for information that is not known or reasonably available. See Section III.A.3.b. of the 2004 Regulation AB Adopting Release. Refer to Items 1114 and 1115 of Regulation AB and the related instructions. Please note that under Rule 430D(d)(2), new structural features and credit enhancement not contemplated in the registration statement may only be added to the prospectus by post-effective amendment.

Servicing Compensation and Payment of Expenses, page 62

14.   Please revise to include disclosure here about payment of the asset representations reviewer's compensation and any expenses related to the asset reviews. Additionally, please include the distribution priority of the respective fees and expenses.

Description of the Certificates

Book-Entry Registration, page 64

15.   We note your statements on page 65 that "all references to 'holders' of certificates means DTC" and that "the trustee will accept notices and directions solely from DTC. Therefore, in order to exercise any rights of a holder of certificates under the pooling and servicing agreement, each person owning a beneficial interest in the certificates must rely on the procedures of DTC." In light of these statements, please revise your prospectus where appropriate to clarify how the beneficial owners (i.e., the investors) will receive information and exercise their rights under the asset representations review and dispute resolution shelf provisions. To the extent applicable, please include DTC-related timing considerations as part of your analysis in response to comment 23 below.

The Pooling and Servicing Agreement Generally

Additions of Accounts or Participation Interests, page 72

16.   We note additional accounts or participation interests may be originated using underwriting criteria different from that used for the initial accounts. Please revise to state or provide bracketed disclosure to explain:

- what criteria will be used to select these additional accounts (including during the revolving period); and

- the nature of the review of assets added to the pool (including during the revolving period) performed by the issuer or sponsor as required by Rule 193 and whether those assets deviate from disclosed underwriting criteria or other criteria.

  Refer to Items 1111(a)(7), (a)(8) and (g)(7) of Regulation AB.

17.   We also note that the additional accounts or participation interests may be acquired from another revolving credit issuer or entity that had different credit, origination or underwriting criteria. Please add bracketed language in the form of prospectus to indicate that, where applicable, you will disclose the underwriting criteria for credit card accounts that are originated by an originator other than American Express Centurion Bank or American Express Bank, FSB.

18.   Please also add bracketed disclosure in the form of prospectus to indicate, where applicable, that you will identify any originator or group of affiliated originators that originate 10% or more of the pool assets, and any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsors or their affiliates is more than 10% of the pool assets. Refer to Items 1103(a)(1) and 1110(a) of Regulation AB.

Funding Period, page 86

19.   We note that you contemplate a prefunding account to purchase additional receivables. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the prefunding period will not extend for more than one year from the date of issuance and that the portion of the proceeds for the prefunding account will not involve in excess of 25% of the aggregate principal balance of the total asset pool whose cash flows support the securities.

Description of the Purchase Agreements

Repurchase Obligations, page 97

20.   We note that American Express Centurion Bank or American Express Bank, FSB, as account owners and sponsors, will make certain representations and warranties to American Express Receivables Financing Corporation III LLC and American Express Receivables Financing Corporation IV LLC, the purchasers of the receivables arising in credit card and other credit or charge accounts owned by American Express Centurion Bank or American Express Bank, FSB. Please revise to indicate how these representations and warranties will flow to certificateholders.

Asset Representations Review

Asset Representations Review Process, page 99

21. Please revise your disclosure to clarify what you mean by the term "contractually delinquent."

22. We note your bracketed language describing the regulatory requirements for disclosure of how the delinquency trigger was determined to be appropriate. Please revise your prospectus to provide such disclosure (which may be bracketed as necessary) describing the appropriateness of your delinquency threshold, including a comparison of the threshold against prior securitized pools of credit card receivables of the sponsors.

23. We note that you have empty brackets around the number of days that investors will have to take certain actions, such as calling for a vote on whether to initiate an asset representations review. Please revise to specify the number of days or, in the alternative, provide a range of days, so that we can understand the possible time restrictions that investors may be subject to when using the asset representations review provision. Additionally, please provide us with your analysis of why you believe such time periods are sufficient for investors to take action, taking into account relevant procedures and timelines.

24. Please confirm that certificates held by the sponsors or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release (stating "the maximum percentage of investors' interest in the pool required to initiate a vote may not be greater than 5% of the total investors' interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)").

25. Please revise to specify that the following events occurring during the relevant distribution period will be disclosed in a monthly distribution report on Form 10-D:

- The requisite percentage of investors have called for a vote on whether to initiate an asset representations review, and notice of such vote;
- A majority of those investors have voted in support of initiating a review; and
- A summary of the findings and conclusions of the asset representations reviewer's review of the receivables and accounts.

26. We note that the asset representations reviewer will perform a review of all receivables in the Trust Portfolio that are more than 60 days contractually delinquent and the accounts relating to such receivables for compliance with the "ARR Representations and Warranties" on the receivables and the accounts. We also further note that "ARR Representations and Warranties" is defined on page 119 as "the representations and warranties set forth as an exhibit to the series supplement to the pooling and servicing

agreement." Please tell us whether the "ARR Representations and Warranties" are different from or a subset of the representations and warranties made by the depositors and transferors and the sponsors about the receivables and accounts.

27. While we note that the asset representations reviewer will not be the party to determine whether any noncompliance with the representations or warranties constitutes a breach of any contractual provision relating to the receivables or the accounts, please provide disclosure in this section clarifying which transaction party will make such determination.

Other Matters Relating to the Asset Representations Reviewer, page 100

28. Please remove the brackets from the sentence stating that any compensation paid to the asset representation reviewer will be paid by the transferors or provide alternative bracketed disclosure of the source of payment for the asset representations reviewer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Hughes Bates at 202-551-3731 or me at 202-551-3262 if you have questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel

cc: Carol V. Schwartz, Esq., American Express Company
   Robert B. Moyle, Esq., Orrick, Herrington & Sutcliffe LLP